UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 December 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited
20 December 2012
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 11 411 2314
(office)+27 (0) 82 759 1775
(mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:         HAR
NYSE:       HMY
ISIN No.:  ZAE000015228
Registration number:
1950/038232/06
Harmony closes its Kusasalethu mine one day earlier than planned for the festive season due to labour unrest
Johannesburg, 20 December 2012: Harmony Gold Mining Company Limited (‘Harmony’ or
‘the Company’) advises that it is closing its Kusasalethu mine near Carletonville a day earlier than planned for the festive season, following violent behavior and damage to mine infrastructure on surface.
Security at the mine and the SAPS are on the scene to control the crowd and to further ensure the safety of all the employees. The violence followed the suspension of 578 employees including some contractors as a result of the participation of these employees in an unprotected strike action on Saturday, 15 December 2012.
Tom Smith, chief operating officer of Harmony commented: "We have made it clear that no violence will be tolerated and to ensure the safety of our employees it has become imperative to close the shaft until the labour issues have been resolved."
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 20, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director